BB

11019071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Westwood Place, Suite 400
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, **Darryl L. Edmonds**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TrustCore Investments, Inc.**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN W. YARBOROUGH
STATE OF TENNESSEE
NOTARY PUBLIC
WILLIAMSON

Notary Public

Signature

Secretary
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 23, 2011

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	128,951
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		105,590
Prepaid expenses		70,999
Total assets	$	355,540
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	130
Due to parent company		32,619
Payable to registered representatives		124,021
Income taxes payable		9,208
Total liabilities		165,978
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		181,237
Total stockholder's equity		189,562
Total liabilities and stockholder's equity	$	355,540

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income

For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 1,646,941
Interest and dividends	413
Total revenues	1,647,354
Operating expenses:	
Commission expense	930,230
Clearance fees	103,450
Salaries and benefits	376,469
Insurance	90,580
Interest expense	1,899
Professional fees	16,626
Telephone	4,316
Taxes and licenses	13,524
Office expense	91,793
Total operating expenses	1,628,887
Income before provision for income taxes	18,467
Provision for income taxes	9,208
Net income	$ 9,259

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2010

		Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2009	$	1,000	7,325	171,978	180,303
Net income		-	-	9,259	9,259
Balance at December 31, 2010	$	1,000	7,325	181,237	189,562

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2010

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 9,259
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (8,234)	
Increase in prepaid expenses	(12,844)	
Increase in accounts payable	130	
Increase in payable to registered representatives	21,896	
Increase in income taxes payable	6,884	
Total adjustments		7,832
Net cash provided by operating activities		17,091
Cash flows from investing activities:		
Decrease in due from parent company	4,623	
Net cash provided by investing activities		4,623
Cash flows from financing activities:		
Increase in due to parent company	32,619	
Net cash provided by financing activities		32,619
Net increase in cash and cash equivalents		54,333
Cash and cash equivalents at beginning of year		74,618
Cash and cash equivalents at end of year		$ 128,951

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 2,184
Income taxes	$ 2,324

The accompanying notes are an integral part of these financial statements.

(1) Organization

TrustCore Investments, Inc. (the "Company") is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2010.

(b) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) Income Taxes

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis.

(d) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Advertising Costs

Advertising costs are expensed as incurred.

(2) Summary of Significant Accounting Policies, Continued

(f) Fair Value of Financial Instruments

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2010, the Company had net capital as defined of $104,502.

The Company maintains an agreement for clearing services with a clearing broker registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) Due To Parent Company

The advances of $32,619 at December 31, 2010 represent unsecured non-interest bearing advances provided by its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2010, were approximately $560,000. Included within the current year allocation associated with salaries and benefits is an amount of $84,290 that represents salaries of the parent company's directors. Current year advertising costs of $8,932, as allocated to the Company, were included in the expense category of office expense.

(5) Related Party Transactions, Continued

During the year ended December 31, 2005, the Company and its affiliates relocated their operations to a new expanded office facility. In conjunction with this move, the parent company entered into a sublease agreement for this office facility from August, 2005 through December, 2013. Lease payments under this agreement began on January, 2006 with the remaining required lease obligation payable as follows:

Year Ended December 31,	Amount
2011	$ 358,061
2012	365,187
2013	372,491
	$ 1,095,739

In addition, on May 11, 2009, the parent company entered into a line of credit note agreement with a financial institution. Proceeds from the line of credit were used to pay off a previously existing promissory note with the same financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $1,000,000. Effective August 13, 2010, the line of credit note was renewed and established a revised principal amount of $500,000 against which the parent company may borrow. The maturity date of the line of credit agreement is December 1, 2011. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, the parent company directors serve as guarantors of the obligation. As of December 31, 2010, the outstanding principal balance on the parent company's line of credit was $236,834. The effective interest rate at December 31, 2010 was 3.75%.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $77,409, associated with the sublease agreement was allocated to the Company during 2010, net of a related amount of $93,671 allocated to registered representatives, and is included within office expense. Interest of $1,899 associated with the promissory note and line of credit agreements, was allocated during 2010 and is reflected as interest expense.

(6) Provision for Income Taxes

The provision for income taxes at December 31, 2010 consists of the following:

Federal income tax provision	$	6,741
State income tax provision		2,467
Total income tax provision	$	9,208

This provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

(7) Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2010, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 105,590	124,021

(8) Legal

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2010, that were known to management.

(9) Exemption of SEC Rule 15C3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) Subsequent Events

Management has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

Schedule 1

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2010

Total stockholder's equity	$ 189,562
Deduct stockholder's equity not allowable for net capital	4,000
Total stockholder's equity qualified for net capital	185,562
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	10,046
Prepaid expenses	70,999
Haircuts	15
Total nonallowable assets and haircuts	81,060
Net capital	104,502
Net capital required	50,000
Excess net capital	$ 54,502
Aggregate Indebtedness	
Aggregate indebtedness as included in the Statement of Financial Condition:	
Accounts payable	$ 130
Due to parent company	32,619
Payable to registered representatives	124,021
Income taxes payable	9,208
Total aggregate indebtedness	$ 165,978
Ratio of aggregate indebtedness to net capital	158.83%

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2010

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2010 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2010	$ 104,502

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2010

Not Applicable

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2010

None

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by TrustCore Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TrustCore Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TrustCore Investments, Inc.'s management is responsible for the TrustCore Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries dated July 29, 2010 and February 11, 2011 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. No adjustments were reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 without any adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

February 23, 2011

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2010

Total revenue (for the year ended December 31, 2010)	$ 1,647,355	(1)
Additions	-	
Deductions	-	
SIPC net operating revenues	$ 1,647,355	
General SIPC assessment for the year ended December 31, 2010	$ 4,118	
Less payments applied to the assessment (excluding interest):		

Payment Date		Payment Amount	
July 29, 2010	(Form SIPC-6)	$ 2,005	
February 11, 2011	(Form SIPC-7)	2,113	
			4,118
			$ -

(1) Rounding difference of $3 between the total revenue of $1,647,352 as indicated on the Form X-17 A-5 for the year ended December 31, 2010.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2010

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

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